SNIPP INTERACTIVE INC.

SNIPP SIGNS ANNUAL LOYALTY PROGRAM AGREEMENT WITH

GIVERANG

October 19, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, announced today that it has signed a loyalty program agreement with Giverang, a new cause-based online marketplace that helps families stretch their spending power and give to charity at the same time. For each dollar that customers spend with Giverang, they get $2 in Change™ to spend with their favorite retailers, restaurants and websites. Plus, 50% of every dollar customers spend with Giverang is donated to a cause of their choice, allowing great flexibility in the causes parents support. Participating B2C businesses also benefit by acquiring more customers at or below their target acquisition cost.

Giverang will be using Snipp’s proprietary SnippCheck receipt processing solution and API integration for receipt validation purposes. Consumers will be able to submit their receipts via upload using an API integration into Giverang’s platform. SnippCheck will validate specific dollar amounts spent across multiple participating retailers in a single transaction and submit the data back to Giverang, also via Snipp’s API integration.

“We are excited to be working with Giverang, this partnership is a great example of the versatility and flexibility of our receipt processing technology and API integration,” said David Hargreaves, Chief Client Officer at Snipp. “This represents a unique opportunity to showcase the adaptability of our technology, as we apply our product offerings to fit the needs of a specialized client like Giverang.”

Bill Vickers, President & CEO of Giverang said “We are also excited to be working with the great people at Snipp to help us accomplish our mission. Their technology solutions are a perfect fit for us, and second only to their enthusiastic support of our business.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

About Giverang:

Giverang is a startup that has developed a proprietary technology platform dedicated to helping families stretch their spending power so they can buy more of what they need, while simultaneously supporting their kids’ activities or their favorite causes. Our mission is to help people stop having to choose between what they need… and what they love!

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.